Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2007	2008	2009	2010	2011

Loss from continuing operations before taxes	$(398,201)	$(378,571)	$(240,542)	$(80,497)	$(32,732)
Share of distributed (income) loss of 50%-or-less-owned affiliates, net of equity pickup	(395)	43,926	(308)	3,705	976
Amortization of capitalized interest	39,112	57,700	51,477	40,791	32,068
Interest	43,093	37,348	46,949	55,615	56,635
Less interest capitalized during the period	(57,530)	(44,893)	(35,931)	(31,221)	(38,032)
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360

(LOSS) EARNINGS	$(365,357)	$(277,376)	$(174,001)	$(7,874)	$21,275
Interest	$43,093	$37,348	$46,949	$55,615	$56,635
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360

FIXED CHARGES	$51,657	$44,462	$51,303	$59,348	$58,995
DEFICIENCY	$(417,014)	$(321,838)	$(225,304)	$(67,222)	$(37,720)
Ratio of earnings to fixed charges	–	–	–	–	–